Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,702 Registration Statement Nos. 333-221595; 333-221595-01 Dated March 4, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Buffered Auto-Callable Securities due April 1, 2024, with 1-Year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlyings:	S&P 500® Index (the “SPX Index”) and SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP Shares”) For more information about the underlyings, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	March 26, 2019
Original issue date:	March 29, 2019 (3 business days after the pricing date)
Maturity date:	April 1, 2024
Early redemption:

The securities are not subject to automatic early redemption until one year after the original issue date.

Following this initial 1-year non-call period, if, on any redemption determination date, beginning on March 26, 2020, the determination closing level of each of the underlyings is greater than or equal to its respective initial level, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing level of either of the underlyings is below its respective initial level on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount for each security you hold plus the contingent monthly coupon with respect to the related observation date.
Contingent monthly coupon:

A contingent monthly coupon at an annual rate of at least 8.00% (corresponding to at least approximately $6.6667 per month per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date but only if the determination closing level of each of the underlyings is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the determination closing level of either of the underlyings is less than its respective coupon barrier level, no contingent monthly coupon will be paid with respect to that observation date. It is possible that one or both of the underlyings will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive few or no contingent monthly coupons.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•

If the final level of each of the underlyings is greater than or equal to 80% of its respective initial level, meaning that neither of the underlyings has decreased by an amount greater than the buffer amount of 20% from its respective initial level: the stated principal amount and the contingent monthly coupon with respect to the final observation date

•

If the final level of either of the underlyings is less than 80% of its respective initial level, meaning that either of the underlyings has decreased by an amount greater than the buffer amount of 20% from its respective initial level:

$1,000 + [$1,000 x (underlying percent change of the worst performing underlying + 20%)]

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the securities pay less than the minimum payment at maturity of $200 per security.

Minimum payment at maturity:	$200 per security (20% of the stated principal amount)
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $940.30 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not provide for the regular payment of interest and provide a minimum payment at maturity of only 20% of the stated principal amount. Instead, the securities will pay a contingent monthly coupon but only if the determination closing level of each of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF, which we refer to as the underlyings, is at or above 80% of its respective initial level, which we refer to as the coupon barrier level, on the related observation date. If, however, the determination closing level of either of the underlyings is less than its respective coupon barrier level on any observation date, we will pay no interest for the related monthly period. Beginning after one year, the securities will be automatically redeemed if the determination closing level of each of the underlyings is greater than or equal to its respective initial level on any monthly redemption determination date for the early redemption payment equal to the sum of the stated principal amount plus the related contingent monthly coupon. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final level of each of the underlyings is greater than or equal to 80% of its respective initial level, meaning that neither of the underlyings has declined by an amount greater than the buffer amount of 20%, the payment at maturity will be the stated principal amount and the related contingent monthly coupon. However, if the final level of either of the underlyings is less than 80% of its respective initial level, meaning that either of the underlyings has declined by an amount greater than the buffer amount of 20%, investors will lose 1% for every 1% decline in the final level of the worst performing underlying from its initial level beyond the buffer amount of 20%. Accordingly, investors in the securities must be willing to accept the risk of losing up to 80% of their initial investment and also the risk of not receiving any contingent monthly coupons throughout the 5-year term of the securities. These long-dated securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no monthly interest over the entire 5-year term and in exchange for the possibility of an automatic early redemption prior to maturity. Because the payment of contingent monthly coupons is based on the worst performing of the underlyings, the fact that the securities are linked to two underlyings does not provide any asset diversification benefits and instead means that a decline in the level of either of the underlyings below the relevant coupon barrier level will result in no contingent monthly coupons, even if the other underlying closes at or above its respective coupon barrier level. Because all payments on the securities are based on the worst performing of the underlyings, a decline of either of the underlyings by an amount greater than the buffer amount as of the final observation date will result in a loss of your investment, even if the other underlying has appreciated or has not declined as much. Investors will not participate in any appreciation of either of the underlyings. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319002900/dp103318_fwp-ps1702.htm

Terms continued from previous page:

Redemption determination dates:	Beginning after one year, monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Beginning on March 31, 2020, monthly. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon barrier level:	With respect to the SPX Index : 80% of its initial level With respect to the XOP Shares: 80% of its initial level
Buffer amount:

With respect to each of the underlyings, 20%. As a result of the buffer amount of 20%, the level at or above which each of the underlyings must close on the final observation date so that investors do not suffer a loss on their initial investment in the securities is as follows:

•    With respect to the SPX Index: 80% of its initial level

•    With respect to the XOP Shares: 80% of its initial level

Initial level:	With respect to the SPX Index: its index closing value on the pricing date With respect to the XOP Shares: its closing price on the pricing date
Final level:

With respect to the SPX Index, the index closing value of the SPX Index on the final observation date

With respect to the XOP Shares, the closing price of one XOP Share on the final observation date times the adjustment factor on such date

Adjustment factor:	With to the XOP Shares, 1.0, subject to adjustment in the event of certain events affecting the XOP Shares
Determination closing level:

With respect to the SPX Index, the index closing value for such underlying on any redemption determination date or observation date (other than the final observation date)

With respect to the XOP Shares, the closing price for such underlying on any redemption determination date or observation date (other than the final observation date) times the adjustment factor on such redemption determination date or observation date, as applicable

Worst performing underlying:	The underlying with the larger percentage decrease from the respective initial level to the respective final level
Underlying percent change:	With respect to each underlying: (final level – initial level) / initial level
Coupon payment dates:	Monthly, beginning May 1, 2019, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent monthly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to the observation date immediately prior to the scheduled maturity date as the final observation date.
CUSIP / ISIN:	61768D2K0 / US61768D2K07
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities provide a minimum payment at maturity of only 20% of your principal.

•	The securities do not provide for the regular payment of interest.

•	You are exposed to the price risk of each of the underlyings, with respect to both the contingent monthly coupons, if any, and the payment at maturity.

•	The contingent monthly coupon, if any, is based only on the determination closing levels of the underlyings on the related monthly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in either of the underlyings.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the oil and gas exploration and production industry.

•	The market price will be influenced by many unpredictable factors..

•	Reinvestment risk.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the XOP Shares.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 5-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the SPX Index could adversely affect the value of the securities.

•	Adjustments to the XOP Shares or the index tracked by the XOP Shares could adversely affect the value of the securities.

•	The performance and market price of the XOP Shares, particularly during periods of market volatility, may not correlate with the performance of the S&P® Oil & Gas Exploration & Production Select Industry Index®, the performance of the component securities of the S&P® Oil & Gas Exploration & Production Select Industry Index® or the net asset value per share of the XOP Shares.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent monthly coupon is paid with respect to an observation date and how to calculate the payment at maturity, assuming the securities are not redeemed prior to maturity. The following examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined by reference to the determination closing level of each of the underlyings on each monthly observation date, and the amount you will receive at maturity will be determined by reference to the final level of each of the underlyings on the final observation date. The actual initial level and coupon barrier level for each of the underlyings will be determined on the pricing date. All payments on the securities are subject to our credit risk. The below examples are based on the following terms:

Hypothetical Contingent Monthly Coupon:

8.00% per annum (corresponding to approximately $6.6667 per month per security)[1]

With respect to each coupon payment date, a contingent monthly coupon is paid but only if the determination closing level of each of the underlyings is at or above its respective coupon barrier level on the related observation date.

Payment at Maturity (if the securities are not redeemed prior to maturity):

If the final level of each of the underlyings is greater than or equal to 80% of its respective initial level: the stated principal amount and the contingent monthly coupon with respect to the final observation date.

If the final level of either of the underlyings is less than 80% of its respective initial share price:

$1,000 + [$1,000 x (underlying percent change of the worst performing underlying + 20%)]

Stated Principal Amount:	$1,000
Minimum Payment at Maturity:	$200 per security
Hypothetical Initial Level:	With respect to the SPX Index: 2,500 With respect to the XOP Shares: $30.00
Hypothetical Coupon Barrier Level:	With respect to the SPX Index: 2,000, which is 80% of its hypothetical initial level With respect to the XOP Shares: $24.00, which is 80% of its hypothetical initial level
Buffer Amount:	With respect to each of the underlyings: 20%

1 The actual contingent monthly coupon will be an amount determined by the calculation agent based on the actual contingent monthly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 day-count basis. The hypothetical contingent monthly coupon of $6.6667 is used in these examples for ease of analysis.

How to determine whether a contingent monthly coupon is payable with respect to an observation date:

	Determination Closing Level		Hypothetical Contingent Monthly Coupon
	SPX Index	XOP Shares
Hypothetical Observation Date 1	2,100 (at or above its coupon barrier level)	$27.00 (at or above its coupon barrier level)	$6.6667
Hypothetical Observation Date 2	2,200 (at or above its coupon barrier level)	$20.00 (below its coupon barrier level)	$0
Hypothetical Observation Date 3	1,500 (below its coupon barrier level)	$28.00 (at or above its coupon barrier level)	$0
Hypothetical Observation Date 4	1,900 (below its coupon barrier level)	$10.00 (below its coupon barrier level)	$0

On hypothetical observation date 1, each of the underlyings closes at or above its respective coupon barrier level. Therefore, a hypothetical contingent monthly coupon of $6.6667 is paid on the relevant coupon payment date.

On each of hypothetical observation dates 2 and 3, one of the underlyings closes at or above its respective coupon barrier level but the other underlying closes below its respective coupon barrier level. Therefore, no contingent monthly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each of the underlyings closes below its respective coupon barrier level and accordingly no contingent monthly coupon is paid on the relevant coupon payment date.

You will not receive a contingent monthly coupon on any coupon payment date if the determination closing level of either of the underlyings is below its respective coupon barrier level on the related observation date.

How to calculate the payment at maturity:

In the following examples, one or both of the underlyings close below the respective initial level(s) on each redemption determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Final Level	Payment at Maturity
	SPX Index	XOP Shares
Example 1:	3,500 (at or above 80% of initial level)	$50.00 (at or above 80% of initial level)	$1,006.6667 (the stated principal amount and the contingent monthly coupon with respect to the final observation date)
Example 2:	625 (below 80% of initial level)	$25.00 (at or above 80% of initial level)	$1,000 + [$1,000 x (underlying percent change of the worst performing underlying + 20%)] = $1,000 + [$1,000 x (-75% + 20%)] = $1,000 + ($1,000 x -55%) = $450
Example 3:	1,700 (below 80% of initial level)	$4.50 (below 80% of initial level)	$1,000 + [$1,000 x (underlying percent change of the worst performing underlying + 20%)] = $1,000 + [$1,000 x (-85% + 20%)] = $1,000 + ($1,000 x --65%) = $350

In example 1, the final level of each of the underlyings is at or above 80% of its initial level. Therefore, investors receive at maturity the stated principal amount of the securities and the hypothetical contingent monthly coupon with respect to the final observation date. However, investors do not participate in any appreciation of either of the underlyings.

In example 2, the final level of one of the underlyings is at or above 80% of its initial level, but the final level of the other underlying is below 80% of its initial level. Therefore, investors are exposed to the downside performance of the SPX Index, which is the worst performing underlying in this example, and investors lose 1% of principal for every 1% decline in the final level of the SPX Index from its initial level beyond the buffer amount of 20%. The payment at maturity in this example is equal to $450 per security. Investors do not receive the contingent monthly coupon for the final observation date.

In example 3, the final levels of both of the underlyings are below 80% of their initial levels. Therefore, investors are exposed to the downside performance of the XOP Shares, which represent the worst performing underlying in this example, and investors lose 1 % of principal for every 1% decline in the final level of the XOP Shares from their initial level beyond the buffer amount of 20%. The payment at maturity in this example is equal to $350 per security. Investors do not receive the contingent monthly coupon for the final observation date.

If the final level of EITHER of the underlyings is below 80% of its initial level, you will be exposed to the downside performance of the worst performing underlying at maturity, and your payment at maturity will be less than the stated principal amount per security. Under these circumstances, you will lose some, and up to 80%, of your investment in the securities.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through March 1, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the redemption determination dates or the observation dates.

S&P 500® Index Daily Index Closing Values January 1, 2014 to March 1, 2019

SPDR® S&P® Oil & Gas Exploration & Production ETF Historical Performance

The following graph sets forth the daily closing values of the XOP Shares for the period from January 1, 2014 through March 1, 2019. You should not take the historical values of the SPDR® S&P® Oil & Gas Exploration & Production ETF as an indication of its future performance, and no assurance can be given as to the index closing value of the SPDR® S&P® Oil & Gas Exploration & Production ETF on the redemption determination dates or the observation dates.

SPDR® S&P® Oil & Gas Exploration & Production ETF Daily Index Closing Values January 1, 2014 to March 1, 2019